Exhibit 99.1

Notice Declaring Intention to be Qualified under National Instrument 44-101
Short Form Prospectus Distributions
(“NI 44-101”)

September 7, 2018

To:	British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

Tower One Wireless Corp. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

TOWER ONE WIRELESS CORP.

Per: “Alejandro Ochoa”

Alejandro Ochoa
President, Chief Executive Officer and Director